Exhibit 21.1

List of Subsidiaries

(as of December 31, 2023)

Name	Jurisdiction of Organization
MEDI Trade Corporation Limited	Hong Kong
MEDI Trade Holding Limited	Hong Kong
Doctor’s Concept Medical and Cosmetics Company Limited	Hong Kong
Grand Century Holding Company Limited	Hong Kong